July 3, 2018 VIA EDGAR	Nima Amini D: +852 3512-2337 namini@omm.com

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attn:	Mr. Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

Re:	eHi Car Services Limited

Amended Schedule 13E-3

Filed on June 4, 2018 by eHi Car Services Limited et. al.

File No. 005-88413

Dear Mr. Duchovny:

On behalf of eHi Car Services Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), we have responded to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in your letter addressed to Mr. Nima Amini of O’Melveny & Myers, dated June 18, 2018, with respect to Amendment No. 2 to Schedule 13E-3, File No. 005-88413 (“Amendment No. 2” and, such Schedule 13E-3 as amended from time to time, the “Schedule 13E-3”) filed on June 4, 2018 by the Company and the other filing persons named therein. For your convenience, we repeat the Staff’s comments below in bold and italics, followed in each case by the responses of the filing persons.

Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 3 to the Schedule 13E-3 (“Amendment No. 3”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Preliminary Proxy Statement” and, the Revised Preliminary Proxy Statement as may be further revised from time to time, the “Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 3 and the Revised Preliminary Proxy Statement incorporate the changes made in response to the Staff’s comments, as well as certain other updated information. In addition, we are providing separately to the Staff via email a marked copy of Amendment No. 3 and the Revised Preliminary Proxy Statement indicating changes against Amendment No. 2 and the preliminary proxy statement (the “Preliminary Proxy Statement”) attached as Exhibit (a)-(1) thereto, respectively. Capitalized terms not defined in this letter have the same meanings as in the Revised Preliminary Proxy Statement.

Amended Schedule 13E-3

1.	We note your responses to comments 1 and 3 in our letter dated May 16, 2018. We disagree with your analysis and do not believe you have complied with Rule 13e-3(f) as, among other reasons, the filing of a Schedule 13E-3 under Rule 13e-3(d) is not equivalent to the dissemination of such Schedule under Rule 13e-3(f).

The filing persons respectfully acknowledge the Staff’s comment regarding the dissemination of information contemplated by Rule 13e-3(f). Going forward, the filing persons will disseminate the information contemplated by Rule 13e-3(f) in a manner consistent with the Staff’s interpretation of Rule

Partners: Nima Amini, Denis Brock, Ronald Cheng, James Ford, Li Han, Edwin Kwok, Philip Monaghan

Registered Foreign Lawyers, Partners of O’Melveny & Myers LLP (an LLP formed under the laws of California):

Andrew D. Hutton*

*Admitted to practice in California.

O’Melveny & Myers partners are also partners of O’Melveny & Myers LLP (an LLP formed under the laws of California).

Century City • Los Angeles • Newport Beach • New York • San Francisco • Silicon Valley • Washington, DC Beijing • Brussels • Hong Kong • London • Seoul • Shanghai • Singapore • Tokyo

13e-3(f). Further to our discussion with the Staff, in the context of the ROFO Purchase, which is a transaction in the equity securities of the Company solely among certain shareholders where the unaffiliated shareholders are not required or being requested to take any action but which may be deemed to be in furtherance or part of a series of transactions that constitute a “going-private” transaction under Rule 13e-3, the filing person will comply with the dissemination requirements under Rule 13e-3(f) by issuing a press release at least twenty (20) days prior to the consummation of any ROFO Purchase stating that the filing persons have filed a transaction statement on Schedule 13E-3 and preliminary proxy statement with the SEC which contain relevant information about the ROFO Purchases.  The press release will encourage the Company’s shareholders to read the full text of the Schedule 13E-3 and preliminary proxy statement and will include a link to the Schedule 13E-3 and preliminary proxy statement on the Company’s website, together with instructions on how to obtain copies of the documents (including a Company contact email address and phone number). The filing persons confirm that it is their intention to comply with the dissemination requirements under Rule 13e-3(f) in connection with any meeting of shareholders to be convened to authorize and approve the Merger Agreement and the transactions contemplated thereby by filing with the SEC an amendment to the Schedule 13E-3 and a final proxy statement attached as an exhibit thereto to be used in connection with such meeting, and the Company will prepare and cause to be mailed a final proxy statement to its shareholders and ADS holders.

2.	We note your response to comment 3 in our letter dated May 16, 2018. In addition to our comment above, note that Rule 13e-3(f)(1)(A) requires dissemination of the Schedule 13E-3 prior to “any such purchase,” not prior to the first transaction in a series of transactions.

Please refer to the filing persons’ response to comment 1 above.  The filing persons respectfully acknowledge the Staff’s comment regarding the requirement under Rule 13e-3(f)(1)(A) to disseminate the Schedule 13E-3 prior to “any such purchase.”  Further to our discussion, the filing persons will disseminate the information contemplated by Rule 13e-3(f)(1)(A) with respect to the ROFO Purchases in the manner set forth in the response to comment 1 above at least 20 days prior to the consummation of any ROFO Purchase.

Summary Term Sheet, page 3

3.	We reissue comment 4 from our letter dated May 16, 2018.

In response to the Staff’s comment, we have shortened the disclosure in the sections entitled “Summary Term Sheet” and “Questions and Answers About the Extraordinary General Meeting and the Merger” to include an overview of only the most material terms of the proposed transactions in accordance with Item 1001 of Regulation M-A.

Reasons for the Merger and Recommendation of the Special Committee and the Board, page 37

4.	We note your response to comment 2 in our letter dated May 16, 2018. Revise this section to ensure that the fairness determination disclosure addresses every transaction in the series of transaction that constitute the going private transaction, including the TGMF purchase and the ROFO purchases.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised.  Please refer to the updated disclosure on pages 41 and 43 of the Revised Preliminary Proxy Statement.

Position of the Buyer Group as to Fairness of the Merger, page 43

5.	We reissue comment 7 from our letter dated May 16, 2018 as it relates to the Buyer Group’s fairness determination.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised.  Please refer to the updated disclosure on page 46 of the Revised Preliminary Proxy Statement.

Opinion of Duff & Phelps, Special Committee’s Financial Advisor, page 51

6.	We reissue comments 12 and 13 from our letter dated May 16, 2018.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to the updated disclosure on page 57 of the Revised Preliminary Proxy Statement.

* * * * *

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at +852 3512 2337.

Sincerely, By: /s/ Nima Amini Nima Amini of O’MELVENY & MYERS

cc:	Ray Ruiping Zhang

(EHi Car Services Limited)

Gordon K. Davidson, Esq.

David K. Michaels, Esq.

Ken S. Myers, Esq.

(Fenwick & West LLP)

Tim Gardner, Esq.

William Welty, Esq.

(Weil, Gotshal & Manges)

Greg Pilarowski, Esq.

(Pillar Legal, P.C.)

Thomas A. Litz, Esq.

(Thompson Coburn LLP)

Don S. Williams, Esq.

(Sheppard, Mullin, Richter & Hampton LLP)

3